Exhibit 99.9

Consent of Independent Registered Chartered Accountants

We consent to the use of our report dated March 12, 2009 (except for Note 17 which is as of March 27, 2009) relating to the consolidated financial statements of New Gold Inc. (which report expresses an unqualified opinion and includes a separate report, dated March 27, 2009, titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference relating to changes in accounting principles) and our report dated March 27, 2009 relating to the effectiveness of New Gold Inc.'s internal control over financial reporting appearing in this Annual Report on Form 40-F of New Gold Inc. for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 31, 2009